January 30, 2004

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: American Bar Association
Incoming letter dated January 28, 2004

You have requested the Division's views on the following questions of general applicability regarding the requirements for equity compensation plan disclosure adopted in Release 33-8048 (Dec. 21, 2001). In the following staff responses, all item references are to the items in Regulation S-K, and the same analysis applies to the corresponding items in Regulation S-B.

A. Equity Compensation Plans Not Previously Approved by Security Holders

1. Item 201(d)(3) - Narrative Description of Materially Similar or Identical "Individual Compensation Arrangements" (as defined in Instruction 2 to Item 201(d))

Where two or more individual compensation arrangements that have not been approved by security holders are materially similar or identical (other than with respect to the number of securities covered, the price at which the recipient may acquire the securities and the vesting schedule), an issuer may satisfy the narrative disclosure requirement of Item 201(d)(3) with a single narrative description of the materially similar or identical arrangements, together with disclosure of the number of securities covered by each arrangement, the prices at which the recipients may acquire the securities under each arrangement, and the vesting schedules of each arrangement. Prices and vesting schedules may be disclosed on an aggregate basis if they are identical.

Where two or more individual compensation arrangements that have not been approved by security holders are not materially similar or identical (other than with respect to the number of securities covered, the price at which the recipient may acquire the securities and the vesting schedule), the Item 201(d)(3) narrative disclosure must include a separate narrative description of each individual compensation arrangement.

2. Item 201(d)(3) - Identifying Recipients of Individual Compensation Arrangements and Number of Securities Covered

Except for an individual compensation arrangement for a director or an officer (as defined in Securities Exchange Act Rule 16a-1(f)) ("Officer") of the issuer, an issuer may satisfy the narrative disclosure requirement of Item 201(d)(3) without naming each individual recipient of a grant or award or disclosing the number of securities covered by each individual compensation arrangement if the issuer discloses the total number of individuals (other than directors and Officers, for whom individual disclosure is required as set forth below) with individual compensation arrangements and the total number of securities covered by those arrangements.

For any individual compensation arrangement for a director or Officer of the issuer that has not been approved by security holders, the Item 201(d)(3) narrative disclosure must include the name of the director or Officer and must specify the number of securities covered by that individual compensation arrangement.

3. Item 601(b)(10)(iii)(B) - Filing Copies of Individual Compensation Arrangements

Where two or more individual compensation arrangements (other than for a director or Officer) that have not been approved by security holders are materially similar or identical (other than with respect to the number of securities covered by the arrangements, the price at which the recipient may acquire the securities, and the vesting schedule), an issuer may satisfy the exhibit filing requirement of Item 601(b)(10)(iii)(B) by filing a "form" of agreement that reflects the materially similar or identical arrangements and an appendix specifying the differences between the individual compensation arrangements as to: the number of securities covered, the price(s) at which the recipient may acquire the securities, and the vesting schedule. If the issuer subsequently enters into another materially similar or identical individual compensation arrangement, the appendix filed for that arrangement should identify the filing and exhibit number where the "form" of agreement previously was filed.

This position does not extend to:

- Any individual compensation arrangement for a director or Officer; and

- Individual compensation arrangements in which the terms (other than with respect to the number of securities covered, the price at which the recipient may acquire the securities and the vesting schedule) are not materially similar or identical.

In each such case, an issuer must file a copy of each individual compensation arrangement to satisfy the Item 601(b)(10)(iii)(B) filing requirement.

4. Item 601(b)(10)(iii)(B) - Identifying Recipients of Individual Compensation Arrangements and Number of Securities Covered

An issuer may satisfy the filing requirement of Item 601(b)(10)(iii)(B) with respect to individual compensation arrangements (other than those for a director or Officer) without separately identifying each individual recipient.

Where, as provided in question A.3. above, an issuer files a "form" of agreement with respect to two or more individual compensation arrangements (other than for a director or Officer) that are materially similar or identical, an issuer may satisfy the filing requirement of Item 601(b)(10)(iii)(B) without disclosing the number of securities covered by each such arrangement if the appendix filed for the materially similar or identical individual compensation arrangements discloses the total number of recipients and the total number of securities covered by those arrangements.

B. Additional Guidance

1. Equity Compensation Plan Previously Approved by Security Holders Amended Without Security Holder Approval to Increase Number of Securities Available for Future Issuance under the Plan

Where an equity compensation plan that was previously approved by security holders was subsequently amended, without security holder approval, to increase the number of securities available for future issuance under the plan, for purposes of Item 201(d)(1) tabular disclosure an issuer may include the information specified in Item 201(d)(2) as follows:

- in the category for compensation plans approved by security holders relating to the portion of the plan approved by security holders;
- in the category for compensation plans not approved by security holders relating to the portion of the plan not approved by security holders; and
- explain this treatment in a footnote to the table.

This position is conditioned on the issuer maintaining a separate count of the portions of the plan that were approved by security holders and not approved by security holders. If this condition is not satisfied, the issuer must include the information specified in Item 201(d)(2) with respect to the entire plan in the category for compensation plans not approved by security holders.

2. Assumption of Equity Compensation Plan

Where, in connection with a merger, consolidation or other acquisition transaction, without the approval by the issuer's security holders in a separate vote, an issuer assumes from the other entity or entities in connection with the transaction:

- an equity compensation plan, or
- outstanding options (but not the related equity compensation plan),

the issuer must provide a description of the material features of the plan as required by Item 201(d)(3) only if the issuer reserves the right to make subsequent grants or awards of its equity securities under such plan.

However, if the issuer does not reserve the right to make subsequent grants or awards, Instruction 5 to Item 201(d) requires the issuer, in a footnote to the Item 201(d)(1) table, to disclose the information required under Items 201(d)(2)(i) and (ii) with respect to any individual options, warrants or rights assumed in connection with a merger, consolidation or other acquisition transaction.

3. Placement of Item 201(d) Disclosure in Forms 10-K and 10-KSB

The Item 201(d) disclosure should be included in Part III, Item 12 of a Form 10-K, and Part III, Item 11 of a Form 10-KSB, as applicable.

The Item 201(d) disclosure should not be included in Part II, Item 5 of a Form 10-K or Part II, Item 5 of a Form10-KSB. Item 5 should include only the disclosure required by Items 201(a), (b) and (c) of Regulation S-K or S-B, as applicable.

An issuer may rely on General Instruction G.3 to Form 10-K or General Instruction E.3 to Form 10-KSB to incorporate by reference the Item 201(d) disclosure from its proxy or information statement, even if the issuer does not submit a compensation plan for security holder action at its annual meeting of security holders.

4. Scope of Proxy Statement Disclosure Requirement

Item 10(c) of Schedule 14A requires an issuer to furnish the information required by Item 201(d) if any security holder action is to be taken with respect to any compensation plan pursuant to which cash or non-cash compensation may be paid or distributed. Instruction 1 to Item 10(c) explains how to make Item 201(d) disclosure if action is to be taken with respect to a plan in which issuer equity securities may be issued. The Instruction does not limit the Item 10(c) requirement to provide Item 201(d) disclosure only with respect to shareholder approval of plans in which issuer equity securities may be issued.

Because these positions are based on the representations made to the Division in your letter, it should be noted that any different facts or conditions may require different conclusions.

Sincerely,

Anne M. Krauskopf

Anne M. Krauskopf
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2004

Anne G. Plimpton
Testa, Hurwitz & Thibeault, LLP
125 High Street
Boston, Massachusetts 02110-2704

Re: American Bar Association

Dear Ms. Plimpton:

In regard to your letter of January 28, 2004, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

AMERICAN BAR ASSOCIATION
Section of Business Law
750 North Lake Shore Drive
Chicago, IL 60611

January 28, 2004

Paula Dubberly, Esq.
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: **Request for Guidance on Equity Compensation Disclosure Rules**

Dear Ms. Dubberly:

On behalf of the Subcommittee on Employee Benefits, Executive Compensation and Section 16 of the Committee on Federal Regulation of Securities of the Business Law Section of the American Bar Association (the "**Subcommittee**"), we are writing to request the Division's views on several matters of general applicability relating to the amendments to Regulation S-K and Regulation S-B under the Securities Exchange Act of 1934, governing equity plan disclosure requirements for annual reports on Forms 10-K and 10-KSB and for certain proxy statements, Release Nos. 33-8048, 34-45189, effective, February 1, 2002 (the "**Release**").

We are seeking your confirmation of certain interpretive positions in connection with the narrative description and filing of non-security holder approved equity compensation plans described more fully in Part I below:

- That the required narrative description for non-security holder approved equity compensation plans that take the form of individual arrangements may be provided collectively for all such arrangements, where the terms of such arrangements are materially similar;

- That the required narrative description for non-security holder approved equity compensation plans that take the form of individual arrangements need not include the names of individual grantees and the number of shares granted to each such grantee, except with respect to officers (as defined in Rule 16a-1(f), "**Officers**") and directors;

- That the Item 601(b)(10)(iii)(B) filing requirement for non-security holder approved equity compensation plans that take the form of an individual arrangements and that are determined not to be "immaterial in amount or significance" may be satisfied by filing one form of such plans where such plans are materially similar or identical; and

- That in the case of each non-security holder approved equity compensation plan that takes the form of an individual arrangement and that is determined not to be "immaterial in amount or significance" the copy filed must identify the grantee and the number of shares granted to such grantee only if the grantee is an Officer or director.

In addition, we are seeking your guidance regarding certain issues relating to equity compensation plan disclosure described more fully in Part B below.

Members of the Subcommittee have prepared this letter. It does not represent an official position of the ABA, the Section of Business Law or the Committee on Federal Regulation of Securities.

A. Equity Compensation Plans Not Previously Approved by Securityholders Background

The SEC amended Items 201 and 601 of Regulation S-K and Items 201 and 601 of Regulation S-B, effective on February 2, 2002, to enhance the equity compensation disclosure and filing requirements for annual reports on Forms 10-K and 10-KSB and certain proxy statements (the "**Amendments**"). The Amendments apply to any plan, arrangement or agreement, including individual compensation arrangements (as defined in Instruction 2 to Item 201(d)), of the registrant or any parent, subsidiary or affiliate of the registrant under which equity securities (including options) of the registrant are authorized for issuance to employees or non-employees (such as directors, consultants or advisors) as described in Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (**"SFAS 123"**).

The Amendments aim to improve investors' ability to perform dilution calculations with a higher degree of accuracy by both requiring disclosure of information that may not otherwise be available (such as requiring the filing of non-security holder approved equity compensation plans) and providing for disclosure of relevant information in a more accessible manner (such as tabular disclosure of the total number of securities available for future issuance under all equity compensation plans).

The Amendments require a registrant to identify and describe briefly, in narrative form, the material features of equity compensation plans that have not been approved by security holders and that are in effect at the end of the last completed fiscal year. The Amendments also require registrants to file with the SEC a copy of any equity compensation plan adopted without the approval of security holders in which any employee participates, unless the plan is immaterial in amount or significance. We seek the following clarifications of these requirements.

1. Item 201(d)(3) -- Narrative Description of Individual Equity Compensation Arrangements.

We believe that registrants should not be required to provide separate narrative descriptions for each non-security holder approved equity compensation plan that takes the form of an individual arrangement where such arrangements share the same material terms. Registrants frequently grant equity awards pursuant to non-security holder approved individual arrangements in the case of new hire "inducement grants" or individually negotiated grants. Where a registrant has multiple individual arrangements outside its equity plans, and the terms of those individual arrangements are materially similar or identical, no purpose would be served for each individual arrangement to be separately described. For example, where individual arrangements have materially similar terms except for the number of securities subject to each arrangement, the price and the vesting schedule, it would not serve the purpose of increasing the accessibility of relevant information to have a separate, full narrative description of each such arrangement. Separate descriptions of each materially similar or identical arrangement would substantially lengthen registrants' proxy statements and Form 10-K filings and could have the effect of obscuring relevant information about the arrangements. Please confirm that where two or more individual equity compensation arrangements that have not been approved by shareholders are materially similar or identical (other than with respect to the number of securities covered by the arrangements, the price at which the recipient may acquire such securities and the vesting schedule), a single narrative description, together with a separate description of any material differences, will satisfy the disclosure requirement of Item 201(d)(3). Of course, where the terms of equity awards provided for in individual arrangements are materially different, each such individual arrangement should be separately described.

2. Item 201(d)(3) -- Identifying Recipients of Individual Equity Compensation Arrangements.

In the case of non-security holder approved equity compensation plans that take the form of individual arrangements, we believe that, except with respect to directors or Officers, the names of individual recipients and the number of securities granted to each of them are not material features of the arrangements that need to be described separately for each arrangement.

Please confirm that in the case of individual arrangements, whether or not required to be separately described, as set forth above, registrants would be required to disclose only the aggregate number of recipients and the aggregate number of securities granted unless the individual arrangement constitutes an award to an Officer or a director. Registrants have a legitimate business interest in preserving the confidentiality of negotiated employment terms with prospective and existing employees. Publicly identifying all persons who have individual equity compensation arrangements and who are not Officers or directors could disseminate irrelevant information and may compromise a registrant's ability to attract and retain employees or consultants.

3. Item 601(b)(10)(iii)(B) -- Filing Copies of Individual Equity Compensation Arrangements.

We would like the Staff to confirm that registrants would not be required to file every non-security holder approved equity compensation plan that takes the form of an individual arrangement and that is determined not to be "immaterial" where the terms of such arrangements are materially similar, except where the individual arrangement is with a director or officer. Where the terms of such individual awards are materially similar, but there remain differences in such awards, such as different pricing or vesting periods (*see*, "Item 201(d)(3) -- Narrative Description of Individual Equity Compensation Arrangements," above), registrants should be permitted to file a "form" of these similar arrangements. Requiring the filing of each such individual arrangement, despite the fact the material terms of each are materially similar, could frustrate investors' access to such information, as investors could be confronted with a proliferation of exhibits. To avoid such a proliferation of exhibits, and the resulting difficulty in locating and discerning the terms of a registrant's plans and arrangements, we believe it would be appropriate to require filing of each individual arrangement only if the arrangement is materially different from other filed arrangements. Where individual arrangements are materially similar or identical only a "form" of the agreement and an appendix specifying the differences between individual compensation arrangements as to the number of securities covered, the prices at which securities may be acquired and the vesting schedule, should be required to be filed. Because the material terms of the arrangements would be set forth in the required narrative description, and a "form" of the arrangement would be filed, together with an appendix describing the differences between the awards, the Amendments' goal of providing more accessible and informative disclosure information would not be adversely impacted.

4. Item 601(b)(10)(iii)(B) -- Identifying Recipients of Individual Equity Compensation Arrangements and Number of Securities Covered.

For reasons similar to those set forth above (*see*, Narrative Description of Non-Security Holder Approval Plans), with respect to equity compensation plans that take the form of individual arrangements that must be filed because such arrangements are not immaterial in amount or significance, we believe that an appendix to the filing of the specific individual arrangement or the "form" of individual arrangement specifying the aggregate number of securities subject to the arrangement and the aggregate number of recipients would satisfy the requirements of the Release. Individual arrangements to be filed for Officers and directors would be required to be filed in their entirety.

Please confirm (i) that registrants may satisfy the filing requirement for materially similar individual arrangements that are not determined to be "immaterial" for purposes of Item 601(b)(10) by filing the form of the arrangement, together with an appendix describing the material differences between the arrangements and (ii) that registrants may satisfy the filing requirement for individual arrangements that are not determined to be "immaterial" by filing the form of the arrangement and providing the aggregate number of recipients who have entered into those arrangements and the aggregate number of securities that are subject to such arrangements, except with respect to Officers and directors, in which case their identities and grant amounts must be disclosed.

B. Additional Guidance

1. Equity Compensation Plan Previously Approved by Securityholders Amended Without Securityholder Approval to Increase the Number of Securities Available for Issuance under the Plan.

Please confirm that where an equity compensation plan that has been approved by security holders was subsequently amended to increase the number of securities available for future issuance under the plan and the amendment was not itself approved by security holders, for purposes of Item 201(d)(1), the plan is treated as two separate plans provided that the issuer separately tracks approved and non-approved shares such that (i) the information specified in Item 201(d)(2) relating to the portion of the plan share reserve that has been approved by security holders should be disclosed in the category for compensation plans approved by security holders, and (ii) the information specified in Item 201(d)(2) relating to the portion of the plan share reserve that has not been approved by security holders should be disclosed in the category for compensation plans not approved by security holders.

2. Assumption of Equity Compensation Plan.

Please confirm that where an equity compensation plan is assumed by a registrant but not approved by the security holders of the registrant or where outstanding options (but not the related equity compensation plan) are assumed by a registrant in connection with a merger, consolidation or other acquisition transaction, the registrant must provide a description of the material features of the plan as required by Item 201(d)(3) only if the registrant has reserved the right to make subsequent grants or awards of its securities under such plan (unless the plan is subsequently approved by the security holders of the registrant).

3. Placement of Item 201(d) Disclosure in Forms 10-K and 10-KSB.

Please confirm that the disclosure required by Item 201(d) should be provided under Item 12 of Form 10-K rather than Item 5.

Further, please confirm that it is permissible to incorporate the disclosure required by Item 201(d) into a Form 10-K or Form 10-KSB by reference to a registrant's proxy statement even though the registrant is not submitting a compensation plan for security holder action at its annual meeting of security holders.

4. Scope of Proxy Statement Disclosure Requirement.

Please confirm that, as specified in footnote 68 of the Release, proxy statement disclosure is triggered by the submission of any compensation plan (whether cash or equity) for security holder action and that Instruction 1 to Item 10(c) of Schedule 14A, which states that "if action is to be taken as described in paragraph (a) of this Item with respect to the approval of a new compensation plan under which equity securities of the registrant are authorized for issuance, information about the plan shall be disclosed . . . ," is merely intended to instruct a registrant as to how disclosure is to be made when an equity compensation plan is being submitted for security holder action.

We appreciate your consideration of these issues. If you have any questions or wish to discuss this further, please contact either of the undersigned.

Respectfully submitted,

Scott P. Spector

Scott P. Spector, Chairman
Subcommittee on Employee Benefits, Executive
Compensation and Section 16

Anne G. Plimpton

Anne G. Plimpton, Vice Chairman
Subcommittee on Employee Benefits, Executive
Compensation and Section 16

PLIMPTON\9901\174.2728980_1